UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G


                               ENOX BIOPHARMA INC.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   29355G 104
                                 --------------
                                 (CUSIP Number)

                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 2 of 5 Pages
--------------------                                           -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Itamar David
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Israel
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    848,722 (1)
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     0
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       848,722 (1)
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   848,722 (1)
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.22% (2)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

----------
1. Represents (i) 299,361 shares of common stock, (ii) warrants to purchase 406,504 shares of common stock at an exercise price of $0.20 per share which expire on December 28, 2009, (iii) warrants to purchase 142,857 shares of common stock at an exercise price of $0.20 per share which expire on December 25, 2011.
2. Based on 11,199,417 shares of common stock outstanding as of December 31, 2008.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1. NAME OF ISSUER

     (a)  Name of Issuer:

          Enox Biopharma Inc. (the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices:

          3849 West 13th Avenue, Vancouver BC V6R 2S9 Canada

ITEM 2. NAME OF PERSON FILING

     (a)  Name:

          This statement is being filed by Itamar David (the "Reporting Person")

     (b)  Address of Principal Business Office:

          13 Ahuza St. Pardes-Hana, Israel 37075

     (c)  Citizenship:

          Israel

     (d)  Title of Class of Securities:

          Common Stock, par value $0.0001 per share

     (e)  CUSIP Number:

          29355G 104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Act.
     (b) [ ] Bank as defined in section 3(a)(6) of the Act.
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
     (e) [ ] An investment adviser in accordance with ss.240.13(d)-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
             Act of 1940.
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     Not Applicable.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 4 of 5 Pages
--------------------                                           -----------------

ITEM 4. OWNERSHIP.

     (a)  Amount Beneficially Owned: 848,722 (3)

     (b)  Percent of Class:  7.22% (4)

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote of to direct the vote:

                848,722

          (ii)  shared  power to vote or to direct the vote:

                0

          (iii) sole power to dispose or to direct the disposition of:

                848,722

          (iv)  shared power to dispose or to direct the disposition of:

                0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


----------
3. Represents (i) 299,361 shares of common stock, (ii) warrants to purchase 406,504 shares of common stock at an exercise price of $0.20 per share which expire on December 28, 2009, (iii) warrants to purchase 142,857 shares of common stock at an exercise price of $0.20 per share which expire on December 25, 2011.
4. Based on 11,199,417 shares of common stock outstanding as of December 31, 2008.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 5 of 5 Pages
--------------------                                           -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009
                                            /s/ Itamar David
                                            ------------------------------------
                                            Itamar David